SECURITIES AND EXCHANGE COMMISSION
             Washington D.C. 20459

                 SCHEDULE 14D-9
                 (RULE 14d-101)
               (Amendment No. 1)
  Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

           DOVER INVESTMENTS CORPORATION
            (Name of Subject Company)

          DOVER INVESTMENTS CORPORATION
        (Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
           (Title of Class of Securities)

         Class A Common Stock - 260152103
         Class B Common Stock - 260152202
       (CUSIP Number of Class of Securities)

                FREDERICK M. WEISSBERG
   Chairman of the Board of Directors and President
          Dover Investments Corporation
           100 Spear Street, Suite 520
         San Francisco, California 94105
                (415) 777-0414
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)
















Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.






DOVER INVESTMENTS CORPORATION

100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0414
(415) 777-0960 (Fax)

FOR IMMEDIATE RELEASE

CONTACT:
Erika Kleczek
Dover Investments Corporation
(415) 777-0414

DOVER INVESTMENTS CORPORATION RECEIVES GOING PRIVATE PROPOSAL

San Francisco, California (August 6, 2004) - Dover Investments Corporation (OTC Bulletin Board:DOVRA/DOVRB) announced today that it has received a revised proposal and a term sheet from The Lawrence Weissberg Revocable Living Trust, the Company's majority stockholder, to take the Company private in a transaction in which all stockholders of the Company (other than the Trust and others who join the Trust in taking the Company private) would receive $30.50 in cash for each share of the Company (the "Shares") that they own. A special committee of independent directors will evaluate the revised proposal.

ADDITIONAL INFORMATION

This communication is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). If the Lawrence Weissberg Revocable Living Trust (the "Trust") commences a tender offer in accordance with the rules and regulations of the SEC, the Company will file a solicitation/recommendation statement in response to that tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the solicitation/recommendation statement (when available) and other documents filed by the Company or the Trust with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the solicitation/recommendation statement, once available, and o ther filings by the Company with the SEC may also be obtained by directing a request to the Dover Investments Corporation, 100 Spear Street, Suite 520, California 94105, Attention: Erika Kleczek, Telephone: (415) 777-0414.

ABOUT DOVER INVESTMENTS CORPORATION

The Company engages primarily in residential real estate development in the San Francisco Bay Area.



On August 6, 2004, the Trust beneficially owned approximately 43.0% of the outstanding Class A
Common Stock of the Company and approximately
78.8% of the outstanding Class B Common Stock of the Company, collectively representing approximately 70.2% of the aggregate voting power of the Company's outstanding common stock.